[Trust Letterhead]

May 5, 2005

Division of Investment Management
Securities and Exchange Commission
901 E Street, N.W.
Washington, D.C. 20004
Attn.: Lawrence Green

Re:	Taiwan Greater China Fund (SEC File Nos. 811-05617 and 005-40977)

Dear Mr. Green:

As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with its review of the Preliminary Proxy Statement filed by the Taiwan Greater China Fund (the “Trust”) on April 25, 2005 (the “Preliminary Proxy Statement”), the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a)  the Trust is responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement;

(b)  Staff comments or changes to disclosure in response to Staff comments in the Preliminary Proxy Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Preliminary Proxy Statement; and

(c)  the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kind regards,

Taiwan Greater China Fund

By:  /s/ Cheryl Chang
                       Cheryl Chang
Secretary